ST. JOSEPH CAPITAL CORPORATION

1996 STOCK INCENTIVE PLAN

RESTRICTED STOCK AGREEMENT

THIS AGREEMENT, entered into as of the Grant Date (as defined in paragraph ), by and between the Participant and St. Joseph Capital Corporation, a Delaware corporation (the “Company”);

WITNESSETH THAT:

WHEREAS, the Company maintains the St. Joseph Capital Corporation 1996 Stock Incentive Plan (the “Plan”), which is incorporated into and forms a part of this Agreement, and the Participant has been selected by the committee administering the Plan (the “Committee”) to receive a Restricted Stock Award under the Plan;

NOW, THEREFORE, IT IS AGREED, by and between the Company and the Participant, as follows:

Section 1.

Terms of Award.  The following terms used in this Agreement shall have the meanings set forth in :

(a)

The “Participant” is .

(b)

The “Grant Date” is _________________.

(c)

The number of “Covered Shares” is .  “Covered Shares” are shares of Stock granted under this Agreement and are subject to the terms and conditions of this Agreement and the Plan.

Except where the context clearly implies to the contrary, any capitalized term in this Agreement shall have the meaning ascribed to that term under the Plan.

Section 2.

Award.  The Participant is hereby granted the number of Covered Shares set forth in .

Section 3.

Dividends and Voting Rights.  The Participant shall be entitled to receive any dividends paid with respect to the Covered Shares that become payable during the Restricted Period; provided, however, that no dividends shall be payable to or for the benefit of the Participant for Covered Shares with respect to record dates occurring prior to the Grant Date, or with respect to record dates occurring on or after the date, if any, on which the Participant has forfeited those Covered Shares.  The Participant shall be entitled to vote the Covered Shares during the Restricted Period to the same extent as would have been applicable to the Participant if the Participant was then vested in the shares; provided, however, that the Participant shall not be entitled to vote the shares with respect to record dates for such voting rights arising prior to the Grant Date, or with respect to record dates occurring on or after the date, if any, on which the Participant has forfeited those Covered Shares.

Section 4.

Deposit of Covered Shares.  Each certificate issued in respect of the Covered Shares granted under this Agreement shall be registered in the name of the Participant and shall be retained by the Company during the applicable Restricted Period (defined below).

Section 5.

Vesting and Forfeiture of Shares.

(a)

If the Participant does not terminate employment during the Restricted Period with respect to any Installment of the Covered Shares, then, at the end of the Restricted Period for such shares, the Participant shall become vested in those Covered Shares, and shall own the shares free of all restrictions otherwise imposed by this Agreement.  With respect to all Covered Shares, the “Restricted Period” shall begin on the Grant Date and, with respect to each Installment shown on the schedule below, shall end on the Vesting Date applicable to such Installment:

INSTALLMENT	VESTING DATE APPLICABLE TO INSTALLMENT
__% of Covered Shares	__ Anniversary of Grant Date
__% of Covered Shares	___ Anniversary of Grant Date
__% of Covered Shares	___ Anniversary of Grant Date
__% of Covered Shares	___ Anniversary of Grant Date

(b)

Covered Shares may not be sold, assigned, transferred, pledged or otherwise encumbered until the expiration of the Restricted Period or, if earlier, until the Participant is vested in the shares.

Section 6.

Withholding.  The grant and vesting of shares of Stock under this Agreement are subject to withholding of all applicable taxes.  At the election of the Participant, and subject to such rules and limitations as may be established by the Committee from time to time, such withholding obligations may be satisfied through the surrender of shares of Stock which the Participant already owns, or to which the Participant is otherwise entitled under the Plan.  Under the terms of the Plan, the Company is authorized to withhold from any other cash compensation then or thereafter payable to Participant any tax required to be withheld.  Alternatively, the Participant may tender a personal check in the amount of the tax required to be paid.

Section 7.

Heirs and Successors.  This Agreement shall be binding upon, and inure to the benefit of, the Company and its successors and assigns, and upon any person acquiring, whether by merger, consolidation, purchase of assets or otherwise, all or substantially all of the Company’s assets and business.  If any rights of the Participant or benefits distributable to the Participant under this Agreement have not been exercised or distributed, respectively, at the time of the Participant’s death, such rights shall be exercisable by the Designated Beneficiary, and such benefits shall be distributed to the Designated Beneficiary, in accordance with the provisions of this Agreement and the Plan.  The “Designated Beneficiary” shall be the beneficiary or beneficiaries designated by the Participant in a writing filed with the Committee in such form and at such time as the Committee shall require.  If a deceased Participant fails to designate a beneficiary, or if the Designated Beneficiary does not survive the Participant, any rights that would have been exercisable by the Participant and any benefits distributable to the Participant shall be exercised by or distributed to the legal representative of the estate of the Participant.  If a deceased Participant designates a beneficiary and the Designated Beneficiary survives the Participant but dies before the Designated Beneficiary’s exercise of all rights under this Agreement or before the complete distribution of benefits to the Designated Beneficiary under this Agreement, then any rights that would have been exercisable by the Designated Beneficiary shall be exercised by the legal representative of the estate of the Designated Beneficiary, and any benefits distributable to the Designated Beneficiary shall be distributed to the legal representative of the estate of the Designated Beneficiary.

Section 8.

Administration.  The authority to manage and control the operation and administration of this Agreement shall be vested in the Committee, and the Committee shall have all powers with respect to this Agreement as it has with respect to the Plan.  Any interpretation of the Agreement by the Committee and any decision made by it with respect to the Agreement is final and binding.

Section 9.

Plan Governs.  Notwithstanding anything in this Agreement to the contrary, the terms of this Agreement shall be subject to the terms of the Plan, a copy of which may be obtained by the Participant from the office of the Secretary of the Company.

Section 10.

Fractional Shares.   In lieu of issuing a fraction of a share pursuant to Section 5 of the Plan, the Company will be entitled to pay to the Participant an amount equal to the fair market value of such fractional share.

Section 11.

Amendment.  This Agreement may be amended in accordance with the provisions of the Plan, and may otherwise be amended by written agreement of the Participant and the Company without the consent of any other person.

* * * * *

RESTRICTED STOCK AWARD SAMPLE DOCUMENT.DOC

IN WITNESS WHEREOF, the Participant has executed this Agreement, and the Company has caused these presents to be executed in its name and on its behalf, all as of the Grant Date.

ST. JOSEPH CAPITAL CORPORATION

By:

Its:

RESTRICTED STOCK AWARD SAMPLE DOCUMENT.DOC

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